VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Hugh West

May 9, 2018

Re:	Financial Engines, Inc.

Form 10-K for the Year Ended December 31, 2017

Filed February 22, 2018

File No. 1-34636

Ladies and Gentlemen:

On behalf of Financial Engines, Inc. (the “Company”), this letter responds to comments on the above-referenced Form 10-K received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated April 26, 2018. Set forth below are the Company’s responses to the Staff’s comments. The responses correspond to the headings and numbered comments in the letter from the Staff.

Form 10-K for the Year Ended December 31, 2017

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

1.

We note your table on page 41 illustrating assets under management (“AUM”) over the last four quarters.  Please revise your disclosure in future filings to address the following:

•Expand your table to provide comparable AUM Information for the quarterly periods in 2016.

Response:

We note the Staff’s comments and we confirm that such additional disclosure and revisions (i.e. an additional 4 quarters of AUM information) will be included in our future filings. The new table format will be used effective with our Form 10-Q filing for the period ended June 30, 2018.

•We note your discussions related to pressure on fees throughout your annual report (e.g. pages 15, 18,

38, and 49), as well as your discussions on your earnings calls with analysts.  Expand your disclosure to include a table of your weighted average fee rates for each period provided.

Response:

The Company respectfully requests additional time to consider the Staff’s request for expanded disclosure of our weighted average fee rates. We believe that the disclosure as requested could result in substantial competitive harm for our Company, would not result in meaningful disclosure for investors, and ultimately would harm our stockholders. We appreciate the Staff’s consideration of our request for additional time for further review by the Company.

In connection with the foregoing response to the Staff’s comments, the Company hereby acknowledges that:

•The Company is responsible for the adequacy and accuracy of the disclosure in our filings, notwithstanding any review, comments, action or absence of action by the Staff.

Questions or comments concerning any matter with respect to our response to the comments received from the Staff may be directed to Lewis E. Antone, Jr. at (617) 556-2323 and via email at lantone@financialengines.com or to the undersigned at (408) 498-6929 and via email at cfoster@financialengines.com.

Very truly yours,

/s/ Craig L. Foster

Craig L. Foster

Executive Vice President and Chief Financial Officer

cc:	Lawrence M. Raffone Lewis E. Antone, Jr. Manoj Jain

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